

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 28, 2008

<u>via U.S. mail</u>

Paul A. Bragg
Chief Executive Officer
Vantage Energy Services, Inc.
777 Post Oak Blvd.
Houston, TX 77056

> **Re:** **Vantage Energy Services, Inc.**
> **Amendment No. 2 to Schedule 14A**
> **Filed April 3, 2008**
> **File No. 1-33496**
>
> **Vantage Drilling Company**
> **Amendment No. 2 to Registration Statement on Forms F-4 and F-1**
> **Filed April 3, 2008**
> **File No. 333-147797**

Dear Mr. Bragg:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. Please ensure that you have filed all material contracts. In that regard, we note that you have not filed Offshore Group Investment Limited's ("OGIL's") option to acquire the drillship from Mandarin Drilling Corporation, the commitment letter for the $440 million debt facility, or the services agreement with OGIL and Vantage International Payroll Co. In addition, please fill in all blanks, other than the record date, meeting date and meeting location. For example, we note that the amount of audit fees referenced on page 157 has not been disclosed.

2. We note your response to our prior comment 3. In our discussions with respect to this comment, you have indicated that the reason for the proposed structure is as a result of the requirements of Cayman Islands law. However, significant parts of your analysis would appear to indicate that it is in order to achieve a tax-free treatment of the transactions under United States tax laws that the proposed structure is necessary. Please provide us with separate analyses of the issues arising under both United States Federal income tax laws, and applicable Cayman Island corporate laws, which result in, and allow for, the proposed transaction structure. In addition, discuss the extent such analyses will be included in opinions of counsel to be issued in connection with the proposed transactions. We may have further comment.

3. We note your response to our prior comment number 4 in our prior comment letter. For the reasons noted in the previous comment, we do not believe that the shares issued to F3 are currently eligible to be registered in this registration statement as you propose and should be removed from the registration statement, along with all applicable disclosure throughout the prospectus.

4. We note your response to our comment 5 from our prior comment letter. While the proxy rules, and Rule 14a-4 in particular, provide for a form of proxy in which the calculation or carrying-out of a vote on a proposal is based upon the approval of another proposal to shareholders, Rule 14a-4 goes further to indicate that all proposals should be voted upon separately. As such, we reissue our prior comment 5. See Rule 14a-4(a)(3).

5. We note your response to our prior comment 6 and your disclosure that your officers and directors may acquire securities from public stockholders who have elected to convert their shares in order to obtain the requisite level of approval for the proposed acquisition.

   Please provide a legal analysis as to the consistency and completeness of the disclosure in your initial public offering registration statement with such disclosure in your proxy statement. Such a discussion should include the potential legal consequences and risks of any inconsistencies, as well as the potential legal consequences of taking the proposed or considered actions themselves.

6.   In addition, please tell us what consideration you have given to the applicability of Regulation 14D and Regulation 14E under the Exchange Act to any such attempts to acquire securities from public shareholders who have elected to convert their shares. To the extent that you determine that such purchases would not constitute a tender offer under the federal securities laws, please provide a brief description in the registration statement of your analysis to support such contention.

7.   Please provide a legal analysis as to the extent that such purchases would be consistent with the fiduciary duties of your officers and directors under applicable state or national laws.

8.   You indicate on page 29 that "[c]urrently, the officers, directors or affiliates of the Company do not intend to enter into privately negotiated transactions with stockholders of the Company, either before or after the record date, with the purpose of increasing the number of shares of common stock voted in favor of the Acquisition Proposal." However, you disclose on page 128 that "[i]t is possible that [your] officers and directors may acquire securities from public stockholders who have elected to convert their shares in order to obtain the requisite level of approval for the proposed Acquisition." Please reconcile these statements, or revise to disclose what change in circumstance could cause your officers, directors or affiliates to determine to enter into such transactions.

9.   We note your response to our comment 9 from our prior comment letter. At this time we reissue comment 9 and note that because of the requirement that the valuation of the proposed transactions equal or exceed 80% of the total assets held in trust by you, it is imperative that information be provided in such a manner that shareholders can make a straightforward determination as to whether that requirement is being met.

10.   We note your response to our prior comment 10. Please clarify throughout your filing the nature of the affiliation between F3 Capital and TMT Global. For example, you state on page 1 that F3 Capital is wholly owned by TMT Global, but you state on page 15 that F3 Capital is affiliated with TMT Global through common ownership by Mr. Nobu Su. In that regard, we also note your disclosure in your April 2008 presentation materials, filed with the Commission on April 2, 2008, that TMT will become a major shareholder of Vantage.

11.   Please disclose the affiliation between Bluesky Offshore Group Corp. and OGIL.

12.   We note the statement by your counsel that there is a payment due to the shipyard for one of the vessels on May 15, 2008 for which you will request an extension. Your counsel also noted that when this deal was structured, you thought that the deal would have closed by now so that you would have the funds for use in the payments to the shipyard. Please reconcile this information with the disclosure in your filing that other than Mr. O'Leary's prior social and business relationship with Mr. Su, none of your other directors, significant stockholders or offers had any prior contacts, discussions, meetings or relationships with Mr. Su or any officer or director of TMT Global. We note that the construction contracts were entered into in May 2006, January 2007, June 2007, and August 2007, and that the payment schedule is set forth in each such contract.

Summary of the Proxy Statement, page 14

The Acquisition Proposal, page 14

Tax Consequences for Acquisition, page 18

13.   Please revise your disclosure to state, if true, that you will provide an opinion of counsel addressing the "material" tax consequences of the Acquisition. To the extent that counsel proposes to provide an opinion not proposing to address the material tax consequences, please describe the form of opinion proposed to be provided by counsel and how such a form of opinion meets the Company's obligations under applicable securities and other laws to provide such an opinion. We may have further comment.

Risk Factors, page 36

14.   We note your response to our prior comment 12. Please add risk factor disclosure related to the fact that stockholders may be required to recognize a taxable gain even though they did not dispose of any of their shares and even though they will not receive any actual cash distributions.

15.   We note your response to our prior comment 13 and reissue the comment. Please clarify in the filing why no opinion of counsel with respect to the possible applicability of the "Passive Foreign Investment Company" provisions can be provided prior to the acquisition.

Risks Particular to the Acquisition, page 36

Our officers and directors and their affiliates may become subject to conflicts of interest…, page 45

16.   Please identify the material conflicts of interest to which you refer in this risk factor.

Proposal 1 – The Acquisition Proposal, page 66

The Drillship, page 97

The Drillship Purchase Agreement, page 98

17.   We note that Section 2(b) of the drillship purchase agreement refers to reimbursement to be paid to Mandarin Drilling Corporation ("Mandarin") by OGIL or Vantage Drilling Company "for the costs incurred by or on behalf of Mandarin for the supervision of the Drillship's construction up until the date of Closing." If such costs are in addition to the $676 million purchase price for the drillship, please disclose such costs in your filing. In addition, please disclose the obligation of OGIL to "make whole" Mandarin or an entity related to Mandarin for changes in interest rates applicable to amounts advanced to Daewoo Shipbuilding & Marine Engineering Co. Ltd by Mandarin or an entity related to Mandarin between the date of the agreement and the delivery of the drillship.

Executive Compensation, page 151

Compensation Discussion and Analysis, page 152

18.   We note your response to our prior comment 16. Please expand your discussion regarding how you determined the amount for each element of compensation, and your consultations with an independent consulting firm. See Item 402 of Regulation S-K. Such discussion should include all material information that is necessary to an understanding of your compensation policies and decisions regarding your named executive officers. For example, if the independent consulting firm recommended compensation levels based on benchmarking, please disclose this in your filing, and identify the benchmark and component companies.

19.   We note your response to our prior comment 17. Given the variance in base salary, cash bonus target and equity awards granted to Mr. Halkett, as compared to the other named executive officers, it appears that your policies and decisions for Mr. Halkett may be materially different from the policies and decisions that

you apply to your other named executive officers. Please disclose your rationale for such discrepancies in compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Vantage Energy, Inc., page 165

20.   We note your disclosure regarding the potential breakup fees under the commitment letter. Please disclose the source of funds for such fees, including the source of such funds in the event that the acquisition is not approved.

Directors and Management of Vantage Energy Services Following the Acquisition, page 177

Information about Directors and Officers, page 177

21.   We note your response to our prior comment 170. Please disclose the principal business of Transocean Inc. and Forasol-Foramer.

Beneficial Ownership of Securities, page 181

Beneficial Ownership Following the Acquisition, page 182

22.   Please identify the other parties who will be deemed to have beneficial ownership of the shares to be owned by F3 Capital.

Shares Eligible for Future Sale, page 191

23.   We note that, in response to our prior comment 21, you removed the disclosure that Vantage Drilling has agreed to register the shares for resale. Notwithstanding your removal of the disclosure, please advise whether Vantage Drilling has agreed to register such shares for resale. We note that the share purchase agreement references in Section 6.8.3 "a registration rights agreement in respect of the Common Stock."

Preliminary Proxy Card

Proposal 5

24.   Given that the affirmative vote of the holders of a plurality of the shares of common stock cast in the election of directors is required to approve Proposal 5, please advise why your shareholders will have the option to vote "against" the proposal to elect the directors, or may "abstain" from such vote. See Rule 14a-4(b)(2), as promulgated under the Exchange Act of 1934, as amended.

Exhibit 8.1

25.   We note that the tax opinion assumes the characterization of the units and the allocation as described on page 117. Please advise why this is an acceptable assumption. In addition, if this assumption is retained in the opinion, please provide disclosure regarding the potential results if such assumptions are not valid, including a description of any resulting risks to holders of the securities of Vantage Energy Services, Inc. and Vantage Drilling Company.

26.   Please obtain and file a revised tax opinion that provides references to the proper section headings in the filing. For example, there does not appear to be a section entitled "Tax Consequences."

27.   In addition, we remind you to file a final, executed tax opinion.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

28.   Please amend your filing to include as exhibits your employment agreements with your named executive officers. See Item 601 of Regulation S-K.

***

Closing Comments

       As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
        K. Hiller
        M. Karney
        L. Nicholson

        <u>via facsimile</u>

        Chris Celano, Esq.
        (212) 370-7889